UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

No Act
P.E. 2-7-07

07050100

April 5, 2007

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 4/5/07

Christina Lai
Senior Legal Director
Yahoo! Inc.
701 First Avenue
Sunnyvale, CA 94089

Re: Yahoo! Inc.
Incoming letter dated February 7, 2007

Dear Ms Lai:

This is in response to your letters dated February 7, 2007 and March 12, 2007 concerning the shareholder proposal submitted to Yahoo! by the Free Enterprise Action Fund. We also have received a letter from the proponent dated February 19, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Steven J. Milloy
Managing Partner & General Counsel
Action Fund Management, LLC
12309 Briarbush Lane
Potomac, MD 20854

April 5, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Yahoo! Inc.
Incoming letter dated February 7, 2007

The proposal seeks a report on Yahoo!'s rationale for supporting certain public policy measures concerning regulation of the internet, particularly "net neutrality" measures.

There appears to be some basis for your view that Yahoo! may exclude the proposal under rule 14a-8(i)(7) as relating to Yahoo!'s ordinary business operations (i.e., evaluating the impact of expanded government regulation of the internet). Accordingly, we will not recommend enforcement action to the Commission if Yahoo! omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Yahoo! relies.

Sincerely,

Ted Yu
Special Counsel

YAHOO!

RECEIVED

2007 FEB -8 AM 10:33

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

1934 Act/Rule 14a-8

February 7, 2007

VIA COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

Re: Intention to Omit Stockholder Proposal Submitted by Free Enterprise Action Fund

Ladies and Gentlemen:

Yahoo! Inc., a Delaware corporation ("Yahoo!" or the "Company"), hereby requests confirmation that the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") will not recommend any enforcement action if, in reliance on certain provisions of Rule 14a-8 under the Securities Exchange Act of 1934, as amended, the Company omits the enclosed stockholder proposal (the "Proposal") and supporting statement (the "Supporting Statement") submitted by the Free Enterprise Action Fund (the "Proponent") from the Company's proxy materials for its 2007 Annual Meeting of Stockholders.

Pursuant to Rule 14a-8(j)(2), we have enclosed six (6) copies of this letter and the related exhibits. A copy of this letter, together with the related exhibits, is also being delivered to the Proponent informing it of the Company's intention to omit the Proposal from its proxy materials.

The Proposal

On December 12, 2006, Yahoo! received a letter from the Proponent containing the following proposal for inclusion in the Company's 2007 proxy statement:

> RESOLVED: The shareholders request that the Board of Directors report to shareholders as soon as practicable on the Company's rationale for supporting and/or advocating public policy measures that would increase government regulation of the Internet, omitting proprietary information and at reasonable cost.

The Company also received a statement in support of the Proposal which, along with the text of the Proposal, is attached hereto as Exhibit A.

As discussed more fully below, the Company believes that it may omit the Proposal and Supporting Statement from its 2007 proxy materials for the following reasons:

1. The Proposal deals with a matter relating to the Company's ordinary business operations, and therefore may be omitted pursuant to Rule 14a-8(i)(7); and

2. The Supporting Statement contains materially false and misleading statements in violation of Rule 14a-9, and such statements may be omitted pursuant to Rule 14a-8(i)(3).

Background on Yahoo! Business and "Net Neutrality"

Yahoo! is a leading global Internet brand and one of the most trafficked Internet destinations worldwide. The Company's mission is to connect people to their passions, their communities and the world's knowledge. Yahoo! seeks to provide Internet services that are essential and relevant to its global audience of users and its advertisers. To its global audience of users, Yahoo! provides owned and operated online properties and services (the "Yahoo! Properties"). To advertisers, Yahoo! provides a range of tools and marketing solutions designed to enable businesses to reach its community of users. Yahoo! focuses on expanding its user base and deepening the engagement of its users on the Yahoo! Properties by offering compelling Internet services and effectively integrating search, community, personalization and content to create a powerful user experience. These global user relationships and the social community they create enable Yahoo! to leverage its offered forms of online advertising as well as premium services for users. Yahoo! also focuses on extending its marketing platform and access to Internet users beyond the Yahoo! Properties through its distribution network of third parties which have integrated Yahoo!'s search and/or display advertising offerings into their websites.

As a leading provider of Internet-based services, Yahoo! is committed to open access to information and communication on a global basis. Following upon the U.S. Supreme Court's *Brand X* decision[1] and the Federal Communications Commission's ("FCC") subsequent order deregulating wireline broadband Internet access service provided by telephone companies,[2] broadband Internet Service Providers (commonly referred to as "ISP's") have been permitted to charge online companies for prioritized delivery of online content, applications and services to ISP subscribers. As such, the debate over non-discrimination safeguards, which is sometimes referred to as "net neutrality," continues in the 110th Session of the U.S. Congress and before the FCC, as evidenced by the reintroduction of the Internet Freedom Preservation Act.[3]

---

[1] *National Cable & Telecommunications Assn. v. Brand X Internet Services*, 545 U. S. 967 (2005).

[2] *Appropriate Framework for Broadband Access to Wireline Facilities*, CC Docket 02-33, FCC 05-150, Report & Order and Notice of Proposed Rulemaking (Sept. 23, 2005).

[3] S. 215, 110th Cong. (2007).

Analysis

1. **The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations.**

A company may exclude a stockholder proposal from the company's proxy materials under Rule 14a-8(i)(7) if the proposal deals with a matter relating to the company's ordinary business operations. In Release No. 34-40018 (May 21, 1998) (which we will refer to in this letter as the "1998 Release"), the Staff indicated that the underlying policy of the "ordinary business" exception is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." The Staff further stated in the 1998 Release that this general policy rests on two central considerations. The first is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The Company believes that the Proposal is exactly the type of matter that the "ordinary business" exception in Rule 14a-8(i)(7) is intended to address. In requesting that the Board of Directors report[4] on the Company's "rationale" for supporting and/or advocating public policy measures that would increase government regulation of the Internet, the Proponent is seeking to subject to stockholder oversight an aspect of the Company's business that is most appropriately handled by management. The issue of how to respond to governmental regulation is central to the day-to-day operation of any business. Executives and other managers routinely make decisions as to how best to conduct business in compliance with current regulations, and how best to respond to pending or future regulatory changes that may impact the business. It would be highly unusual and impractical to interject stockholders into what is otherwise routinely a management decision.

Moreover, the issue related to increased governmental regulation of the Internet referenced in the Supporting Statement of the Proposal (so-called "net neutrality" measures) is highly complex, and requires a detailed understanding of, among other things, the Company's and other industry participants' current and future business models, strategies and operations, as well as the competitive landscape, to make an informed judgment as to what response is most likely to promote the interests of the Company and its stockholders and customers. Any decision by Yahoo to support and/or advocate any public policy measures would be a carefully-considered product of the Company's unique business plan, service offerings and position in the marketplace, taking into

[4] The Staff has previously stated that, in determining whether a proposal that requests preparation and dissemination of a special report to shareholders on specific aspects of a company's business is excludable under Rule 14a-8, the Staff "will consider whether the subject matter of the special report involves a matter of ordinary business." *See* Exchange Act Release No. 34-20091 (Aug. 16, 1983) (referencing the predecessor to Rule 14a-8(i)(7)).

account the Company's assessment of the legislative and regulatory landscape. The complexity and rapid evolution of the net neutrality debate therefore make it a poor topic for action by stockholders at an annual meeting, and just the type of proposal, as referenced in the 1998 Release, that "seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Accordingly, the Company believes that it should be permitted to exclude the Proposal on the basis of Rule 14a-8(i)(7).

The Company's position is supported by previous determinations by the Staff that proposals similarly aimed at ordinary business operations may be excluded on the grounds of Rule 14a-8(i)(7).[5] Most relevant is the Staff's recent decision relating to *Microsoft Corporation* (September 29, 2006), in which the Staff permitted Microsoft to exclude a substantively identical proposal and supporting statement submitted to Microsoft by the same Proponent. The Staff concurred in Microsoft's view that it may exclude the proposal "under rule 14a-8(i)(7) as relating to Microsoft's ordinary business operations (*i.e.*, evaluating the impact of expanded government regulation of the internet)."

The Proponent attempts in the Supporting Statement to characterize the subject matter as implicating "public" debate and policy. However, the Staff has consistently held the view that proposals that fail to implicate broad social policies, but instead focus on the risks associated with the company's operations, are excludable under Rule 14a-8(i)(7). *See* Staff Legal Bulletin 14C (June 28, 2005). *See also ConocoPhillips* (February 1, 2006) (company permitted to exclude proposal requesting board to prepare a report on the effect of world disease on the company's business strategy); and *Applied Digital Solutions, Inc.* (April 25, 2006) (company permitted to exclude a proposal requesting the board to report on the harm to the public of continued sale of RFID chips). Indeed, the Proponent's Supporting Statement itself, with its repeated references to "shareholder value" and "business analysis," and the excerpts from *The Wall Street Journal* editorials addressing the competitive and economic relationships among such companies as Microsoft, Google, AT&T and Verizon, further supports the contention that the focus of the Proposal is, in fact, on the business repercussions of net neutrality, as opposed to any matter involving social policy.

The Proposal may also be construed as an attempt to require Yahoo! to participate in a legislative process in a particular manner relating to aspects of its business operations. However, the Staff has consistently allowed companies to exclude such proposals from their proxy materials on the basis of Rule 14a-8(i)(7) and its predecessor. *See, e.g., Verizon Communications, Inc.* (January 31, 2006); *International Business Machines Corporation* (March 2, 2000); *Pepsico, Inc.* (March 7, 1991); *Dole Food Company* (February 10, 1992); and *GTE Corporation* (February 10, 1992).

[5] *See, e.g., General Electric Company* (January 17, 2005) (company permitted to exclude proposal requesting report on flat tax planning and compliance); and *Wachovia Corporation* (February 10, 2006) (company permitted to exclude proposal seeking a report on the effect of global climate change on business strategy).

For all of the foregoing reasons, the Company believes that it may exclude the Proposal and Supporting Statement from the Company's proxy materials in reliance on Rule 14a-8(i)(7).

2. The Supporting Statement contains materially false and misleading statements in violation of Rule 14a-9, and thus such statements may be omitted pursuant to Rule 14a-8(i)(3).

The Company believes that it may exclude portions of the Supporting Statement from its proxy materials under Rule 14a-8(i)(3), which allows a company to exclude stockholder proposals that violate the Commission's proxy rules, including the prohibition contained in Rule 14a-9 against the use of materially false and misleading statements.

The Company believes that the Supporting Statement contains statements that are materially false and misleading in violation of Rule 14a-9. Specifically, in the fourth, fifth and sixth paragraphs of the Supporting Statement, the Proponent includes lengthy excerpts from articles that have been printed in *The Wall Street Journal*. These excerpts are materially misleading in at least two respects. First, the Proponent presents the excerpts as fact (implicitly supported by the credibility associated with appearing in *The Wall Street Journal*), when in reality, the excerpts are from editorial pieces that were presumably written by opponents of net neutrality regulations.[6] At a minimum, these excerpts should be so identified as statements of opinion. Second, the excerpts focus primarily on business activities and relationships involving Microsoft, with little or no connection to the activities of Yahoo!. (The only mention of Yahoo! in any of these excerpts is in the fifth paragraph of the Supporting Statement, describing the Company as having "deep pockets" and speculating as to the Company's motives regarding net neutrality measures.) In our view, the Proponent's use of editorial materials critical of Microsoft to imply that Yahoo! could warrant similar criticism will serve only to confuse and mislead the Company's stockholders.

For the foregoing reasons, the Company believes that these portions of the Supporting Statement may be excluded under Rule 14a-8(i)(3). Alternatively, the Company believes that the Proponent should be required to revise the Supporting Statement to eliminate or modify these sections to comply with the requirements of Rule 14a-9.

---

[6] The Company was unable to retrieve copies of the editorials cited by the Proponent based on the dates and authors referenced in the Supporting Statement. However, the Company was able to retrieve copies of the following editorials with the same or similar headlines as referenced by the Proponent: Holman W. Jenkins Jr., *What Congress Is Learning About 'Net Neutrality'*, WALL ST. J., May 17, 2006, at A19; *The Web's Worst New Idea*, WALL ST. J., May 18, 2006, at A14. We have enclosed copies of each of these editorials for the Staff's convenience (attached to this letter as Exhibit B and Exhibit C, respectively).

Conclusion

For each of the reasons discussed above, the Company believes that it may exclude the Proposal and Supporting Statement from its proxy materials for the 2007 Annual Meeting of Stockholders. If for any reason the Commission does not agree with the Company's position, or it has questions or requires additional information in support of the Company's position, we would appreciate an opportunity to confer with the Commission's Staff prior to the issuance of a formal response. Please call me at (408) 349-7131, or in my absence, Thomas J. Leary, Esq., of O'Melveny & Myers LLP at (949) 823-7118.

Please acknowledge receipt of this letter and the enclosures by date stamping an enclosed copy of this letter and returning the date-stamped copy to our messenger.

Very truly yours,

Christina Lai
Senior Legal Director

Enclosures

cc: Mr. Steven J. Milloy, Free Enterprise Action Fund
Michael J. Callahan, Senior Vice President and General Counsel, Yahoo! Inc.
Thomas J. Leary, Esq., O'Melveny & Myers LLP

EXHIBIT A
PROPOSAL

action fund
management,LLC

12309 briarbush lane
potomac, md 20854
t 301/258 2852
f 301/330 3440

December 12, 2006

Post-it® Fax Note 7671	Date 12-12-06 # of pages ▸ 4
To MICHAEL CALLAHAN	From STEVEN MILLOY
Co./Dept CORP SECRETARY	Co.
Phone #	Phone # 301 258-2852
Fax # 408 349 3301	Fax #

BY FAX

Corporate Secretary
Yahoo! Inc.
701 First Avenue
Sunnyvale, CA 94089

Dear Mr. Secretary:

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Yahoo! Inc. (the "Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Free Enterprise Action Fund (the "FEAOX") is the beneficial owner of approximately 647 shares of the Company's common stock, 555 shares of which have been held continuously for more than a year prior to this date of submission. The FEAOX intends to hold the shares through the date of the Company's next annual meeting of shareholders. The attached letter contains the record holder's appropriate verification of the FEAOX's beneficial ownership of the afore-mentioned Company stock.

The FEAOX's designated representative in this matter is Mr. Steven J. Milloy, of Action Fund Management, LLC, 12309 Briarbush Lane, Potomac, MD 20854. Action Fund Management, LLC is the investment adviser to the FEAOX and is authorized to act on behalf of FEAOX. Mr. Milloy or a person to be designated will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Mr. Milloy at 301-258-2852. Copies of correspondence or a request for a "no-action" letter should be forwarded to Mr. Milloy c/o Action Fund Management, LLC, 12309 Briarbush Lane, Potomac, MD 20854.

Sincerely,

Steven J. Milloy
Managing Partner
Investment Adviser to the FEAOX, Owner of Yahoo! Inc. Common Stock

Enclosures: Shareholder Proposal: Internet Regulation Report
Letter from Huntington National Bank

Internet Regulation Report

RESOLVED: The shareholders request that the Board of Directors report to shareholders as soon as practicable on the Company's rationale for supporting and/or advocating public policy measures that would increase government regulation of the Internet, omitting proprietary information and at reasonable cost.

SUPPORTING STATEMENT:

There is substantial public debate over increased government regulation of the Internet, also known as "Net neutrality." Yahoo! – along with companies such as Microsoft Corp., Google Inc. and eBay Inc. – has supported increased government regulation of the Internet. [See e.g., Letter to the Hon. Joe Barton and the Hon. John Dingell, Committee on Energy & Commerce, U.S. House of Representatives, March 1, 2006.]

Increased government regulation of the Internet may harm Yahoo! shareholder value. But Yahoo! management's main responsibility is to increase shareholder value. Company public policy positions should be based on sound business analyses. Policy based on faulty or incomplete analyses may reduce shareholder value.

Shareholders have the right to know why the Company is advocating for increased government regulation of the Internet so they may then take appropriate action, including altering their investment position, participating in the public debate or petitioning the government.

"If ever there was a solution in search of a problem, 'Net neutrality' is it… Net neutrality is generally billed as a way of reining in Internet service providers (typically phone and cable companies) some of whom have made noises about charging content companies extra fees for guaranteeing priority to certain kinds of services." [The Wall Street Journal, The Web's Worst New Idea, May 17, 2006.]

"Especially dismaying is Microsoft's role here, since no company has been more subjected to regulatory predation around the world…. [Its] vision for the Internet is, apparently, as a regulated monopoly, like the old phone system. Doubtless one motive is fear of their own unregulated rivalry, which they'd like to put some curbs on. Microsoft, Google, Yahoo, etc. all have deep pockets and rightly worry that their own battle for supremacy would drive them to shift billions to AT&T and Verizon in a race to put their own multimedia offerings in front of consumers. Their strong positions today can't disguise the risks and uncertainties to their business models that the new superbroadband investments portend. [Olson W., The Wall Street Journal, What Congress Is Learning About 'Net Neutrality,' May 18, 2006.]

"[Microsoft and other supporters of Net neutrality] don't seem to comprehend the legal and political danger they'll face once they open the neutrality floodgates. We'd have thought Microsoft of all companies would have learned this lesson from its antitrust travails, but it too has now hired lawyers to join the Net neutrality lobby." [The Wall Street Journal, May 17, 2006.]

Huntington

December 8, 2006

Re: Shareholder Resolution of The Free Enterprise Action Fund

Dear Corporate Secretary,

Huntington National Bank holds 647 shares of Yahoo Inc. common stock beneficially for The Free Enterprise Action Fund, the proponent of a shareholder proposal submitted to Yahoo Inc. and submitted in accordance with Rule 14(a)-8 of the Securities and Exchange Act of 1934. Of the 647 shares of the Company stock, 555 are held by Huntington National Bank have been beneficially owned by The Free Enterprise Action Fund continuously for more than one year prior to the submission of this resolution. Please refer to the attachment for the purchase dates of the said stock.

Please contact me if there are any questions regarding this matter.

Sincerely,

Jeremy Hughes
Trust Associate
Huntington National Bank
Ph: 614-331-9760
Fx: 614-331-6192

THE HUNTINGTON

Tax Lot Detail

Run on 12/8/2006 9:43:15 AM

As of 12/08/2006

Combined Portfolios

Settlement Date Basis

Account: 1041040274
FREE ENTERPRISE ACTION FD

Administrator: TIM EASTON @ 614-331-0760
Investment Officer: NO OFFICER ASSIGNED
Investment Authority: None
Investment Objective:
Lot Select Method: FIFO

Cusip	Security Name	Ticker	Price	% Market	Market Value
984332106	YAHOO INC	YHOO	26.630	0.23	17,230

Tax Lot	Acquisition Date	Portfolio	Units	Tax Cost	Market Value	Unrealized Gain/Loss
1	03/03/2005	PRINCIPAL	100.000000	3,244.00	2,663.00	581.00-
2	03/03/2005	PRINCIPAL	66.000000	2,141.04	1,757.58	383.46-
3	03/03/2005	PRINCIPAL	100.000000	3,244.00	2,663.00	581.00-
4	03/03/2005	PRINCIPAL	100.000000	3,244.00	2,663.00	581.00-
5	03/08/2005	PRINCIPAL	100.000000	3,364.00	2,663.00	701.00-
6	03/08/2005	PRINCIPAL	35.000000	1,177.40	932.05	245.35-
7	10/13/2005	PRINCIPAL	54.000000	1,783.08	1,438.02	345.06-
8	07/06/2006	PRINCIPAL	15.000000	492.75	399.45	93.30-
9	09/13/2006	PRINCIPAL	77.000000	2,261.49	2,050.51	210.98-
* TOTAL *			647.000000	20,951.76	17,229.61	3,722.15-

Unit Status	Number of Units	Tax Cost	Market Value
Settled	647.000000	20,951.76	17,229.61

Registration	Number of Units
CEDE and CO - DTC	647.000000

[redacted] [redacted] [redacted]

EXHIBIT B
ARTICLE

1 of 1 DOCUMENT

factiva.

THE WALL STREET JOURNAL.
The Wall Street Journal

May 17, 2006 Wednesday

SECTION: Business World; Pg. A19

LENGTH: 980 words

HEADLINE: What Congress Is Learning About 'Net Neutrality'

BYLINE: By Holman W. Jenkins Jr.

BODY:

High schoolers might want to plan now for a career in telecom lobbying. Don't worry. Nothing will be solved by the time you have waded through college and graduate school. Take your time. Oh, and drop a note of thanks to Google, eBay, Amazon, Microsoft, Intel, etc.

These companies are spending millions to tie up Congress in a bogus debate about "net neutrality" at a time when other important telecom work is being left undone. We'll get to the murky goals of the Microgoogle coalition in a minute -- let's start with the intellectual fraudulence of the net neutrality argument.

Verizon and AT&T are the targets, thanks to superfast Internet connections they are just starting to provide to consumers over which to deliver TV in competition with cable and satellite. Being peddled is a kind of IP fetishism -- a claim that any network that uses Internet protocol must operate like the Internet consumers think they're used to today, one undivided pipe between them and the world's Web sites.

Of course, that's not really what consumers are getting today. Your cable operator may sell you one, two or three megabits of capacity for a broadband connection, but most of his pipe is reserved for his TV offerings. Verizon and AT&T have made clear they, too, will reserve a big share of their new pipes for their own value-added services, namely TV, and for other content distributors who are willing to pay for access to it. That's how they hope to recoup their investment.

Yet it's obvious that, even as they roll out their TV services, they will be under competitive pressure to keep giving consumers bigger and bigger pipes for their own Web browsing. How do we know? Because that's what cable is already doing, and because Ed Whitacre and Ivan Seidenberg aren't so dumb as to try to make a business model out of denying consumers Web content at home that they freely get at work or at the local Starbucks. And, c'mon, there's plenty of time for Congress to act if a real problem materializes.

Don't kid yourself that the issue here is "censoring" the Web. The issue is Internet survival. AT&T talks about the coming Multimedia Explosion as new forms of video traffic rapidly overtake Web-surfing, file transfer and email as the prime users of backbone capacity. Literally, "net neutrality" would result in an increasingly unreliable Internet as more and more high-bandwidth applications contest for space on networks that nobody would have an incentive to expand.

The real issue is where will the big bucks come from to create an Internet capable of handling the services now envisioned, let alone those not yet dreamed up. BellSouth's Chief Architect Henry Kafka told an audience in March that a typical broadband user today consumes about two gigabytes of data a month, at a network cost of $1. Once TV has gone high-definition and on-demand, a typical user will consume about 1,120 gigabytes a month at a cost of $560 (that's in addition to the administrative, sales and service costs that today make up the lion's share of the user's bill). "Clearly that's not what the average user is going to pay per month for their video service," Mr. Kafka said. "That's why we need help."

Think back to the beginnings of radio and TV: Those business models would never have worked if consumers had had to foot the bill directly for programming. It's clear today that giving consumers the kind of Internet that will support high-definition video and gaming will require the bill to be shared by companies with a stake in putting the new services in front of consumers.

Wall Street is already down on AT&T and Verizon, believing they won't be able to earn a competitive rate of return on their broadband investments. Cable, by its nature, is in wholesale violation of the net neutrality deity.

What about wireless operators just rising now to give competition to the broadband incumbents? Next month, a much-awaited federal auction of spectrum rights for wireless data is on tap. Should these investors think twice as well given the threat of predatory regulation promoted by the Microgoogle coalition?

Let's hope David Farber, the highly respected former technology chief of the FCC, spoke for an emerging consensus last week when he told a Washington group: "The thought of Congress legislating without understanding this issue scares me."

Especially dismaying is Microsoft's role here, since no company has been more subjected to regulatory predation around the world. And Intel is a big backer of wireless broadband, so understands better than most the competitive wave about to break over the incumbent broadband suppliers.

As for Google, it has made the transition from insurgent to corpocrat in record time.

Their vision for the Internet is, apparently, as a regulated monopoly, like the old phone system. Doubtless one motive is fear of their own unregulated rivalry, which they'd like to put some curbs on. Microsoft, Google, Yahoo, etc. all have deep pockets and rightly worry that their own battle for supremacy would drive them to shift billions to AT&T and Verizon in a race to put their own multimedia offerings in front of consumers. Their strong positions today can't disguise the risks and uncertainties to their business models that the new superbroadband investments portend.

Here's another telltale: All these companies have been loading up on Washington lobbyists lately. Lobbyists keep themselves employed by seeking regulatory leverage over a company's competitive environment, and in "net neutrality" they found a slogan proven to stir up the useful idiots of the "public interest" sector. What for, exactly? Who cares. Let's get AT&T and Verizon by the short hairs now and we'll decide later.

Meanwhile, the U.S. may lag the world in broadband, but it's always happy days for telecom lobbyists.

NOTES:
PUBLISHER: Dow Jones & Company, Inc.

LOAD-DATE: November 3, 2006

EXHIBIT C
ARTICLE

THE WALL STREET JOURNAL
The Wall Street Journal

May 18, 2006 Thursday

SECTION: REVIEW & OUTLOOK (Editorial); Pg. A14

LENGTH: 931 words

HEADLINE: The Web's Worst New Idea

BODY:

If ever there was a solution in search of a problem, "Net neutrality" is it. Sometime recently, someone got up on the wrong side of bed and decided that the freedom that has been the hallmark of the Internet now threatens to destroy it.

Suddenly the Internet service providers, which you always thought were there to let you get onto the Net, are going to keep you off it unless the government imposes new laws and regulations. Congressional hearings have been held. Vint Cerf, Internet progenitor and now Google evangelist, evangelizes. Thus has the cause of Net neutrality in its current incarnation become a new and ardent crusade of the political left.

Net neutrality is generally billed as a way of reining in Internet service providers (typically phone and cable companies), some of whom have made noises about charging content companies extra fees for guaranteeing priority to certain kinds of services. Net neutrality is supposed to save us -- and Google and Yahoo -- from this supposedly unconscionable behavior. Its effect would be more damaging.

It's worth putting this zealotry in a broader historical context. In the decade or so since the commercialization of the Internet began in earnest, the number of users, the speed of their connections and the variety of things they can do on the Net have all rushed forward. Blissfully, but not coincidentally, all this has been accomplished with a light regulatory touch. Excepting pornography and gambling, no bureaucrats have decided what services could be provided over the Internet, or who could offer them or how they could charge for them.

The result has been rich and diverse. Web surfers can make phone calls -- sometimes free, sometimes for a fee. They can legally listen to music, either free, by subscription or by paying per song. They can watch some network television shows online -- again, some are free and supported by ads; others charge per program.

Some of the service ideas have been bad, and failed. Some are wonderful. But many would never have been tried if the Federal Communications Commission had been able to tell businesses whom they could charge, how much or how little, or what they could or couldn't sell on the Net. Freedom, in other words, has been the Web surfer's friend.

Enter Net neutrality, which has so far found its only official expression in a nonbinding policy statement issued by the FCC last year. The FCC statement says, "consumers are entitled" (our emphasis) to the "content," "applications" and "devices" of their choice on the Internet. They are also "entitled to competition among network providers, application and service providers, and content providers."

Take a moment to pause over this expansive list of "entitlements." If we take the FCC at its word, access to online pornography is now a right, even though in a different context the FCC is increasingly preoccupied with policing "decency" standards on television. We'd have thought FCC Chairman Kevin Martin would find all that entitlement talk a little embarrassing, given his campaign for decency standards.

But at least the FCC's guidelines were just that -- guidelines. Increasingly, and with the backing both of the Moveon.org crowd and "Don't Be Evil" Google, a movement is afoot to give these entitlements the force of law. Congressman Ed Markey has introduced a bill to "save the Internet" by codifying Net neutrality principles in law. The FCC would be charged with enforcing "non-discrimination" and "openness" rules.

Under a law like this -- variations are floating around both houses of Congress -- the country could look forward to years of litigation about the extent and nature of the rules. When the dust settled we'd have a new set of regulations that could span the range of possible activities on the Net. What's more, the rules aren't likely to stop with the phone and cable companies that have Mr. Markey and his friends at Moveon.org so exercised.

Non-discrimination cases could well be brought against Net neutrality backers like Google -- say, for placing a competitor too low in their search results. Google's recent complaint that Microsoft's new operating system was anti-competitive is a foretaste of what the battles over a "neutral" Net would look like. Yet Google and other Web site operators have jumped on the Net neutrality bandwagon lest they have to pay a fee to get a guaranteed level of service from a Verizon or other Internet service provider. They don't seem to comprehend the legal and political danger they'll face once they open the neutrality floodgates. We'd have thought Microsoft of all companies would have learned this lesson from its antitrust travails, but it too has now hired lawyers to join the Net neutrality lobby.

All the recent scare-mongering about the coming ruination of the Internet is cloaked in rhetoric about how recent court rulings and regulatory actions by the FCC have undermined certain "protections." This is mostly bluster. Companies like AOL did not migrate from a "walled garden" to a more-open, Internet-centric model because of mandates from Washington but because the alternative was extinction.

Given the impulse on the left to regulate anything that moves, perhaps the real surprise here is that it's taken this long for someone to seriously suggest the Net will wither in the absence of a federal regulatory apparatus. "Don't ruin the Internet" is a slogan with a lot of merit. But it comes with a modern corollary, which is "Don't regulate what isn't broken."

NOTES:
PUBLISHER: Dow Jones & Company, Inc.

LOAD-DATE: November 3, 2006

action·fund
management, LLC

12309 briarbush lane
potomac, md 20854
T 301/258 2852
F 301/330 3440

February 19, 2007

BY OVERNIGHT DELIVERY

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Yahoo! Inc.; 2007 Annual Meeting; Shareholder Proposal of the Free Enterprise Action Fund

Dear Ladies and Gentleman,

This letter is on behalf of the Free Enterprise Action Fund ("FEAOX" or the "Fund") in response to the February 7, 2007 request by Yahoo! Inc. ("Yahoo!" or the "Company") for a letter from the staff of the Division of Corporate Finance (the "Staff") concurring with Yahoo!'s view that the above-referenced Shareowner Proposal (the "Proposal") is excludable pursuant to Rule 14a-8.

Action Fund Management, LLC is the investment adviser to the FEAOX and is authorized to act on behalf of FEAOX. We believe the Proposal is not excludable for any of the reasons claimed by Yahoo!.

I. Summary of the Proposal

Yahoo! is lobbying for increased government regulation of the Internet. The Proposal seeks a report to shareholders disclosing the reasons for this lobbying activity. Because government regulation of the Internet is a significant social policy issue, as that term is contemplated under Exchange Act Release No. 40,018 (May 21, 1998), the Proposal does not address Yahoo!'s ordinary business operations in an excludable manner.

II. The proposal merely requests a report to shareholders from Yahoo!.

The Proposal merely requests a report to shareholders disclosing Yahoo!'s rationale for advocating material change in a significant issue of public policy –, i.e., increased government regulation of the Internet.

In merely requesting a report, the Proposal: (1) does not intend or attempt to have shareholders decide Company policy at the annual meeting; (2) does not intend or attempt to subject management's ability to run the Company on a day-to-day basis to shareholder oversight; and does not intend or attempt to permit shareholders to micro-manage the Company.

Shareholders receive reports from companies regularly, including those required by law and regulation – none of which are construed as efforts by shareholders to decide company policy, interfere with management or micro-manage companies.

The Proposal simply asks for disclosure – in the name of good corporate governance and transparency – of Company policy on a significant social policy issue. The Proposal is not in any demonstrable way an effort to direct Company policy.

III. The proposal involves a significant social policy issue not constituting ordinary business operations.

Exchange Act Release No. 40,018 (May 21, 1998) provides that shareholder proposals may focus on sufficiently significant social policy issues so as to preclude exclusion in certain circumstances. Moreover, a shareowner proposal involving a significant policy issue is not excludable merely because it may somehow impact ordinary business operations at some indeterminate point in the future.

Government regulation of the Internet is a significant social policy that should preclude exclusion. Yahoo! itself has acknowledged by its advocacy activities that increased government regulation of the Internet is a significant social policy.

In a March 1, 2006 letter to House Committee on Energy and Commerce (attached), Yahoo! and other companies wrote that,

> Unless Congress acts, the Internet is at risk of losing the openness that has made it an engine for phenomenal social and economic growth. We are writing to urge that Congress take steps now to preserve this fundamental underpinning of the Internet and to assure that the Internet remains a platform open to innovation and progress...
>
> ... The end-to-end design of the Internet was made possible by the non-discriminatory framework that has long been the bedrock of U.S. telecommunications policy. It is this framework that has prevented gatekeepers on the Internet and guaranteed the innovation and economic success that has driven the American economy over the past decade...
>
> We stand ready with you to pass legislation that will continue the successful legal policies that are essential to allowing broadband Internet to thrive.

According to Yahoo!, then, current public policy concerning the Internet:

- Has allowed the Internet to be an "engine for phenomenal social and economic growth";
- Is the "bedrock of U.S. telecommunications policy"; and

- Is the "framework... that has driven the American economy over the past decade."

Regulation of the Internet is, by Yahoo!'s own words, a significant social policy issue.

IV. The Proposal is substantially different from that in *Microsoft Corporation (September 29, 2006).*

Unlike the proposal in *Microsoft Corporation (September 29, 2006)*, the Proposal does not request a cost-benefit analysis. The Proposal merely seeks an explanation for Yahoo!'s lobbying for increased government regulation of the Internet.

V. The mere fact of potential or ongoing legislative activity concerning a similar topic as the Proposal does not justify excluding the Proposal.

In *General Electric Company (January 17, 2006)* and *General Electric Company* (January 31, 2007), the Staff refused to exclude a proposal requesting a cost-benefit analysis concerning the impacts to General Electric of its public policy position and lobbying concerning the significant social policy issue of global warming regulation.

Prior to, and at the time of the Proposals, Congress was and is debating whether and how to address the issue of global warming. General Electric, in fact, was actively participating in that very legislative process.

Yet the mere fact of an ongoing legislative process addressing a similar issue as the proposal in the *General Electric* decisions did not require exclusion of the proposal from General Electric's proxy statements.

VI. The Proposal does not seek to intervene in Yahoo!'s day-to-day operations in order to advance a specific political objective.

The proposal requests that Yahoo! disclose to shareholders the reasons for its lobbying for increased government regulation of the Internet. The Proposal does not seek to advance a specific political objective.

The Proposal's goal is for Yahoo! to disclose to shareholders – as part of good corporate governance and transparency – the Company's reasons for lobbying for increased Internet regulation.

The Proposal's Supporting Statement cites credible independent sources who have raised serious questions about the merits of Yahoo!'s advocacy of increased regulation of the Internet. The Proposal thereby only seeks to raise questions on behalf of shareholders that ought to be squarely and forthrightly addressed by a corporate management striving to fulfill its fiduciary duty to increase shareholder value.

Yahoo!'s assertion that Internet regulation is too complex for shareholders is absurd. In *General Electric*, the Staff did not consider the science and economics of global warming to be too complex for shareholders. Certainly Internet regulation is less complex than global warming.

VII. The Proposal does not contain materially false and misleading statements.

Yahoo!'s claim that the Proposal's Supporting Statement is "false and misleading" seems to be based on the fact that the Company does not agree with the positions articulated in the Supporting Statement. Absent any showing that the Supporting Statement is in fact materially false and misleading, this claim lacks any basis.

VIII. Conclusion

Based upon the forgoing analysis, we respectfully request that the Staff reject Yahoo!'s request for the Staff to take no action if the Company excludes the Proposal from its 2006 Proxy Materials. Pursuant to Rule 14a-8(j), enclosed are six copies of this letter and its attachments. A copy of this correspondence has been timely provided to Yahoo!. In the interest of a fair and balanced process, we request that the Staff notify the undersigned if it receives any correspondence on the Proposal from Yahoo! or other persons, unless that correspondence has specifically confirmed to the Staff that the Proponent or the undersigned have timely been provided with a copy of the correspondence.

Sincerely,

Steven J. Milloy
Managing Partner & General Counsel

Cc: Christina Lai, Yahoo! Inc.

YAHOO!

1934 Act/Rule 14a-8

RECEIVED 2007 MAR 13 AM 10:02

March 12, 2007

VIA COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

Re: Intention to Omit Stockholder Proposal Submitted by Free Enterprise Action Fund

Ladies and Gentlemen:

This letter supplements the letter of February 7, 2007, relating to a proposal (the "Proposal") and supporting statement (the "Supporting Statement") submitted to Yahoo! Inc. ("Yahoo!" or the "Company") by the Free Enterprise Action Fund (the "Proponent") for inclusion in the Company's proxy statement for its 2007 Annual Meeting of Stockholders (the "2007 Proxy Statement"). In our February 7 letter, we notified the Securities and Exchange Commission (the "Commission") and the Proponent of the Company's intention to omit the Proposal and Supporting Statement from the Company's 2007 Proxy Statement on the grounds set forth in Rule 14a-8(i)(7) and Rule 14a-8(i)(3). We further requested in our letter that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend enforcement action to the Commission if Yahoo! omits the Proposal and Supporting Statement from its 2007 Proxy Statement.

In an effort to rebut the arguments in our February 7 letter, Mr. Steven J. Milloy, Managing Partner and General Counsel of Action Fund Management, LLC, investment advisor to the Proponent, has submitted a letter to the Commission dated February 19, 2007 (the "Response Letter"). For the reasons discussed in more detail below, Yahoo! believes that the Response Letter does not persuasively rebut the Company's arguments set forth in our February 7 letter. Accordingly, Yahoo! reiterates its intention to omit the Proposal and Supporting Statement from its 2007 Proxy Statement on the grounds set forth in its February 7 letter, and hereby reaffirms its request that the Staff confirm that it will not recommend any enforcement action to the Commission if Yahoo! omits the Proposal and Supporting Statement from its 2007 Proxy Statement.

In accordance with Rule 14a-8(j), we have enclosed for filing six copies of this letter. We are also concurrently sending a copy of this letter to the Proponent in care of Mr. Milloy.

Omission on the Basis of Rule 14a-8(i)(7)

The Proposal focuses not on a matter of social policy, as Mr. Milloy asserts in his Response Letter, but on a matter (government regulation) impacting the Company's day-to-day business. It is important to note that in *Microsoft Corporation* (September 29, 2006), Mr. Milloy advanced virtually the same arguments in response to Microsoft's request for no-action relief on a substantively identical proposal. However, the Staff rejected Mr. Milloy's arguments in that situation, concluding instead that the subject proposal related to "Microsoft's ordinary business operations (*i.e.*, evaluating the impact of expanded government regulation of the internet)." The fact that the instant Proposal does not seek a cost-benefit analysis, as was the case in the proposal submitted to Microsoft, does not alter the conclusion that the Proposal is aimed at Yahoo!'s response to government regulation. Moreover, the Company also notes that the Staff recently permitted Pfizer, Inc. to exclude a proposal from this same Proponent requesting a report on the company's activities and plans with respect to certain regulatory matters and public policies, on the grounds that the proposal related to the ordinary business operation of "evaluating the impact of government regulation on the company." *See Pfizer, Inc.* (January 31, 2007).

In his Response Letter, Mr. Milloy cites in support of his position the Staff's conclusions in two no-action letters involving General Electric Company.[1] However, the proposals involved in the General Electric letters are distinguishable from the Proposal submitted to Yahoo!, insofar as the General Electric proposals implicated the broad social policy issue of the impact of human activity on climate change or "global warming." Mr. Milloy similarly referenced one of these letters in support of his position relative to the substantively identical proposal at Microsoft Corporation, but as described above, the Staff rejected Mr. Milloy's arguments in that situation.

Thus, Yahoo! continues to believe, for the reasons stated above and in our February 7 letter, that the Proposal and Supporting Statement relate to Yahoo!'s ordinary business operations, and therefore may be excluded pursuant to Rule 14a-8(i)(7).

Omission on the Basis of Rule 14a-8(i)(3)

Mr. Milloy's Response Letter mischaracterizes the Company's position with respect to the grounds for exclusion of portions of the Supporting Statement pursuant to Rule 14a-8(i)(3). The Company's agreement or disagreement with the Supporting Statement is not the issue. Rather, as stated in our February 7 letter, the Company believes that it is materially misleading for the Proponent to include excerpts from op-ed pieces that appeared in *The Wall Street Journal* without appropriately identifying them as op-ed pieces. Furthermore, the Company believes that it is materially misleading to reference the activities and relationships of Microsoft (*i.e.*, with little or no connection to Yahoo!) to suggest that Yahoo! could somehow warrant similar criticism. Therefore, the Company reaffirms its objection to the Supporting Statement on the grounds set forth in Rule 14a-8(i)(3).

---

[1] *See General Electric Company* (January 17, 2006); *General Electric Company* (January 31, 2007).

Conclusion

Notwithstanding the arguments presented in the Proponent's Response Letter, the Company continues to believe that it may exclude the Proposal and Supporting Statement from its 2007 Proxy Statement pursuant to Rule 14a-8(i)(7) and Rule 14a-8(i)(3). If the Staff has any questions or comments regarding this or any of our prior submissions, please call me at (408) 349-7131, or in my absence, Thomas J. Leary, Esq., of O'Melveny & Myers LLP at (949) 823-7118. If the Staff concludes that the Proposal and Supporting Statement should not be excluded from the 2007 Proxy Statement, we would appreciate the opportunity of a conference prior to the issuance of a formal response. In any case, when the Staff issues its formal response, we respectfully ask that you send a copy of the response by facsimile to the undersigned at (408) 349-3400, to Mr. Leary at O'Melveny & Myers LLP at (949) 823-6994, and to the Proponents in care of Mr. Milloy at (301) 330-3440.

Please acknowledge receipt of this letter by date stamping an enclosed copy of this letter and returning the date-stamped copy to our messenger.

Very truly yours,

Christina Lai
Senior Legal Director

cc: Steven J. Milloy
Michael J. Callahan, Senior Vice President and General Counsel, Yahoo! Inc.
Thomas J. Leary, Esq., O'Melveny & Myers LLP

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

END